U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Act of 1934

Date of Report   September 29, 2004
                                        (Date of earliest event reported)

TGC Industries, Inc.

(Exact name of registrant as specified in its charter)

Texas	0-14908	74-2095844
(State or other	(Commission	(I.R.S. Employer
jurisdiction	File Number)	Identification No.)
of incorporation)		

1304 Summit, Suite 2
Plano, Texas   75074
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (972) 881-1099

Item 5.   Other Events

        On September 29, 2004, the Board of Directors of TGC Industries, Inc.
("TGC") or (the "Company") announced that the conversion price per share of
its Series C 8% Convertible Exchangeable Preferred Stock (the "Preferred
Stock") will be reduced from $6.00 per share to $2.00 per share [resulting
in each share of Preferred Stock being convertible into 2.5 shares of
Common Stock] for a period beginning on September 24, 2004, and ending on
January 31, 2005, in an effort to encourage the conversion of its
outstanding Series C 8% Convertible Exchangeable Preferred Stock. The
September 29, 2004 Press Release is attached hereto as Exhibit "A."

Item 7. Financial Statements and Exhibits

    (c) Exhibits.

        99.1   Press Release dated September 29, 2004.

Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its behalf by
the undersigned hereunto duly authorized.

                        TGC INDUSTRIES, INC.

September 29, 2004
                            By:/s/Wayne A. Whitener
                               Wayne A. Whitener,
                               President and CEO
                            (Principal Executive Officer)

EXHIBIT 99.1

PRESS RELEASE

BARRY KAPLAN ASSOCIATES   For Immediate Release:
===
623 River Road, Fair Haven, New Jersey 07704   (732) 747-0702
                                                       FAX (732) 758-1837
                                                    Email: smallkap@aol.com

                          Investor Contact: Andrew J. Kaplan

                          Company Contact: Wayne Whitener
                                                   President & CEO
                                                   Tel: (972) 881-1099
                          Email: wwhitener@tgcseismic.com

           TGC Industries Announces Reduction in Conversion Price of
             Series C 8% Convertible Exchangeable Preferred Stock

Plano, Texas -- Wednesday, September 29, 2004 -- TGC Industries, Inc. (Nasdaq
OTC BB: TGCI) announced today that its Board of Directors, at a Special
Meeting held on September 24, 2004, determined that, with regard to the
Company's Series C 8% Convertible Exchangeable Preferred Stock, the
conversion price into the Company's Common Stock will be reduced from $6 to
$2 for a period beginning on September 24,2004, and ending on January 31,
2005, with the understanding and agreement of each converting holder of the
Series C Preferred Stock that, in accepting such reduced conversion price,
each such holder will be deemed to have agreed to offset the benefit of such
price reduction against whatever amount of accrued dividends may be owing to
such holder as of the conversion date. This step is being taken in order to
encourage conversion of the few remaining outstanding shares of Series C
Preferred Stock so that the continuing administrative expenses of dealing
with such issue can be eliminated. As a result, a current holder of the
Series C Preferred Stock will be able to convert each share of such Preferred
Stock into 2.5 shares of Common Stock. Full conversion of the Series C
Preferred Stock will result in the issuance of 145,250 additional shares of
the Company's Common Stock.

This report contains forward-looking statements which reflect the view of
Company's management with respect to future events. Although management
believes that the expectations reflected in such forward-looking statements
are reasonable, it can give no assurance that expectations will prove to have
been correct. Important factors that could cause actual results to differ
materially from such expectations are disclosed in the Company's Securities
and exchange Commission filings, and include, but are not limited to, the
dependence upon energy industry spending for seismic services, the
unpredictable nature of forecasting weather, the potential for contract delay
or cancellation, the potential for fluctuations in oil and gas prices, and
the availability of capital resources. The forward-looking statements
contained herein reflect the current views of the Company's management, and
the Company assumes no obligation to update the forward-looking statements or
to update the reasons actual results could differ from those contemplated by
such forward-looking statements.

TGC, based in Plano, Texas, is a geophysical service company which primarily provides 3-D seismic services to oil and gas companies. It also maintains a geophysical gravity data bank.